EXHIBIT 1
                                  PRESS RELEASE

TODAY'S DATE:     April 15, 2003

RELEASE DATE:     Immediate

                                 (NASDAQ: PNTE)
                      POINTE FINANCIAL CORPORATION REPORTS
                        RESULTS FOR FIRST QUARTER OF 2003

BOCA RATON, FLORIDA - April 15, 2003 - Pointe Financial Corporation reported consolidated net earnings for the first quarter ended March 31, 2003 of $461,000, or $.21 basic and diluted earnings per share compared to net earnings of $398,000, or $.19 basic and diluted earnings per share for the three months ending March 31, 2002. The increase in the Company's net earnings was primarily due to an increase in net interest income after the provision for loan losses.

Pointe Financial's total consolidated assets at March 31, 2003 were $332.8 million, as compared to $327.3 million at December 31, 2002, an increase of $5.5 million, or 1.7%. The Company's total loans outstanding increased to $216.3 million, an increase of $1.3 million, or .6%, from $215.0 reported at December 31, 2002. The Company's investments in securities ended the quarter at $75.7 million as compared to $63.0 million at December 31, 2002, an increase of $12.7 million, or 20.1%. The Company's overnight investments ended March 31, 2003 at $17.4 million as compared to the $28.2 million at December 31, 2002, a decrease of $10.8 million, or 38.3%. The Company's total deposits ended the quarter at $249.0 million as compared to $233.5 million reported at December 31, 2002, an increase of $15.5 million, or 6.6%. The majority of the increase in deposits is in lower-costing transaction accounts. During the reported period, the Company had $21.2 million of time deposits maturing with a weighted average cost of 3.09%. Other borrowings ended the quarter at $45.4 million as compared to the December 31, 2002 balance of $58.0 million, a decrease of $12.6 million, or 21.8%. The decrease in other borrowings was in part due to the maturity of a $15.0 million advance. The Company's stockholders equity at March 31, 2003 was $33.3 million, equating to a book value of $14.92 per share.

Mr. R. Carl Palmer, Jr., Chairman of the Board, President and Chief Executive Officer stated, "We are pleased with the revenue being generated from our core business activities. The Company's non-interest income at the end of the first quarter of 2003 was $733,000, as compared to $761,000 for the same period in 2002. What is significant about the revenue in 2003 is service charge income on deposit accounts was $450,000 in 2003, compared to $378,000 in 2002. During the first quarter of 2003, the Company did not engage in any sales activity generating profits from the investments available for sale in contrast to the activity in 2002, which generated $253,000 in gains on the sale of securities. We believe our efforts to generate reoccurring revenue has begun to pay off."

Mr. Palmer also stated, "To further our efforts to improve the Company's performance during the first quarter of 2003, we began taking steps to reduce operating expenses by closing non-profitable banking offices. We will be closing the Doral office on April 30, 2003, as we were unsuccessful in arriving at a reasonable lease arrangement with the landlord. We have made a strategic decision to close our Boca Greens office on June 30, 2003, as this office has not provided us with the business opportunities we expected. The closure of these two offices will not have a significant impact on the Company's business."

Pointe Financial Corporation's subsidiary, Pointe Bank, operates eleven full service commercial banking offices located in Palm Beach, Broward and Miami-Dade Counties.

This document contains certain forward-looking statements relating to present or future trends or factors affecting the banking industry and specifically the operations, markets and products of the Company. Actual results could differ materially from those projected and may be affected by changing events and trends that have influenced the Company's assumptions, but that are beyond the control of the Company. These trends and events include changes in the interest rate environment, expected cost savings, anticipated growth in the Company's newly established or augmented sources of noninterest income, changes in the domestic and foreign business environments and securities markets and changes in the regulatory authorities and polices affecting the Company. Additional information on other factors that could affect the financial results of the Company is included in the Company's filings with the Securities and Exchange Commission.

For further information contact: R. Carl Palmer, Jr., Chairman, President and Chief Executive Officer, or Bradley R. Meredith, Chief Financial Officer, of Pointe Financial Corporation, phone: (561) 368-6300.


         POINTE FINANCIAL CORPORATION
         RESULTS FOR 1ST QUARTER 2003

SELECTED FINANCIAL DATA
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                     MAR 31        DEC 31      MAR 31        % CHANGE     % CHANGE
                                      2003          2002        2002          MAR 31     DEC 31/2002
STATEMENT OF CONDITION - SUMMARY   (unaudited)   (audited)   (unaudited)     2003-2002   MAR 31/2003
--------------------------------   -----------   ---------   -----------     ---------   -----------

TOTAL ASSETS                         332,783      327,307      312,513          6.5%        1.7%
LOANS, NET OF ALLOWANCE              216,247      214,990      224,752         (3.8)%       0.6%
ALLOWANCE FOR LOAN LOSSES              3,371        3,519        2,556         31.9%       (4.2)%
OTHER INTEREST BEARING ASSETS .       17,397       28,194        3,823        355.1%      (38.3%
SECURITIES                            75,727       63,030       61,678         22.8%       20.1%
DEPOSITS                             248,961      233,501      217,077         14.7%        6.6%
TIME DEPOSITS                         88,624       89,594       92,137         (3.8)%      (1.1)%
OTHER BORROWINGS                      45,345       57,963       63,839        (29.0)%     (21.8)%
STOCKHOLDERS' EQUITY                  33,248       32,331       28,624         16.2%        2.8%
BOOK VALUE PER SHARE                 $ 14.92      $ 13.92      $ 13.97          6.8%        7.2%
TANGIBLE BOOK VALUE PER SHARE .      $ 13.51      $ 12.34      $ 12.32          9.7%        9.5%

AVERAGE BALANCES

Loans                                215,547      213,630      222,850
Securities                            68,845       59,244       73,672
Other Earning Assets                  25,484       11,060        8,800
Total Assets                         326,627      301,455      323,593

Demand Deposits                       51,121       36,185       42,524
Savings and NOW Deposits              25,116       15,541       19,882
Money Market Deposits                 77,828       48,757       61,167
Time Deposits                         88,393      105,050       97,305
Other Borrowings                      47,897       63,665       69,696
Non-interest bearing Liabilities       3,542        4,536        4,221
StockHolders' Equity                  32,730       27,721       28,798

                                               THREE MONTHS ENDED
                                       MAR 31       MAR 31       % CHANGE
EARNINGS SUMMARY                        2003         2002        03 TO 02
----------------                        ----         ----        --------

NET INTEREST INCOME                    3,054        3,177         (3.9)%
PROVISION FOR LOAN LOSS                 (100)         471       (121.2)%
NON INTEREST INCOME                      733          761         (3.7)%
NON INTEREST EXPENSE                   3,230        2,903         11.3%
NET INCOME                               461          398         15.8%


AVERAGE SHARES OUTSTANDING         2,196,227        2,063,652      6.4%
AVERAGE DILUTED SHARES OUTSTANDING 2,239,684        2,106,453      6.3%
   BASIC EARNINGS PER SHARE           $ 0.21            $0.19     10.5%
   DILUTED EARNINGS PER SHARE         $ 0.21            $0.19     10.5%
                                                                       THREE MONTHS ENDED
SELECTED RATIO'S                                                             MAR 31
                                                                      2003             2002
                                                                      ----             ----
NET INCOME TO:
   AVERAGE ASSETS                                                        0.56%        0.49%
   AVERAGE EQUITY                                                        5.63%        5.53%
NET INTEREST INCOME TO AVERAGE INTEREST EARNING ASSETS                   3.94%        4.16%
INTEREST RATE SPREAD                                                     3.45%        3.55%
NON INTEREST INCOME TO AVERAGE ASSETS                                    0.90%        0.94%
NON INTEREST EXPENSE TO AVERAGE ASSETS                                   3.96%        3.59%
RATIO OF AVERAGE INTEREST-EARNING ASSETS TO
   AVERAGE INTEREST-BEARING LIABILITIES                                  1.30         1.23

NONPERFORMING LOANS AND REO TO TOTAL ASSETS AT END OF PERIOD             0.07%        0.24%
RESERVES AS A PERCENTAGE OF NONPERFORMING LOANS AND REO               1459.74%      338.98%
LOAN LOSS RESERVE RATIO                                                  1.54%        1.12%
TIER I CAPITAL TO TOTAL ASSETS - LEVERAGE RATIO                          9.99%        9.16%
